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FEB 29 2016

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66482~~

8-66293
JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CNS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Old Perrin Road Suite 101
(No. and Street)

Sherman	Texas	75092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Sifuentes 972-644-6464
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – if individual, state last, first, middle name)

15565 Northland Dr., Ste. 508 West	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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JG

OATH OR AFFIRMATION

I, Chris Sifuentes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CNS Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUMMER MARIE OSWALT
Notary Public
State of Texas
Comm. Expires 06-02-2019

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

*The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

CNS SECURITIES, LLC
December 31, 2015

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
CNS Securities, LLC
1651 N. Collins
Richardson, TX 75080

Report on the Financial Statements

I have audited the accompanying statement of financial condition of CNS Securities, LLC as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of CNS Securities, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNS Securities, LLC as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of CNS Securities, LLC financial statements. Supplemental Information is the responsibility of CNS Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

CNS SECURITIES, LLC
Balance Sheet
December 31, 2015

ASSETS	
Cash in Bank	$ 4,341
Cash in Bank	15,692
Accounts Receivable	1,505
Advances to Employees	7
Prepaid expenses	3,852
TOTAL CURRENT ASSETS	$ 25,397
TOTAL ASSETS	$ 25,397
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ -
Payroll Liabilities	842
TOTAL CURRENT LIABILITIES	842
TOTAL LIABILITIES	842
STOCKHOLDER'S EQUITY	
Retained Earnings	24,555
TOTAL STOCKHOLDERS' EQUITY	24,555
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 25,397

See notes to financial statements.

CNS SECURITIES, LLC
Statement of Operations
Year Ended December 31, 2015

Revenues	
Commissions Earned	220,207
Other Income	2,800
Interest income	2
Total Revenues	223,009
Operating Expenses	
Employee compensation and related costs	182,756
Floor brokerage and exchange fees	15,094
Communications	2,200
Occupancy	12,200
Other expenses	13,265
Total Operating Expemses	225,515
Operating Income (Loss)	(2,506)
Net Income (Loss)	$ (2,506)

See notes to financial statements.

CNS SECURITIES, LLC
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2015

	Contributed Capital	Retained Profit	Total Member's Equity
Balances at January 1, 2015	$ -	$ 31,061	$ 31,061
Capital Transactions	-	-	-
Prior Period Adjustment		(4,000)	(4,000)
Net income (Loss)	-	(2,506)	(2,506)
Balances at December 31, 2015	$ -	$ 24,555	$ 24,555

See notes to financial statements.

CNS SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities:	
Net Income	$ (2,506)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Change in operating assets and liabilities	
Decrease in accounts receivable	723
Decrease in advances	1,757
Decrease in prepaid expenses	856
Decrease in accounts payable	(4,537)
Decrease in accrued expenses	(84)
Net cash provided by (used in) Operating Activities	(3,791)
Cash Flows From Investing Activities:	
Proceeds from Sale of Fixed Assets	-
Net cash provided by (used in) Investing Activities	-
Cash Flows From Financing Activities:	
Additional capital contributed	-
Net cash provided by (used in) Financing Activities	-
Net decrease in cash and cash equivalents	(3,791)
Cash and cash equivalents at beginning of year	23,824
Cash and cash equivalents at end of year	$ 20,033
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements.

CNS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

CNS Securities, LLC (the Company) was formed as a Texas Limited Liability Company in June 2003. Mr. Chris Sifuentes of Richardson, TX is the sole member. In June 2004, the National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in Sherman, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing broker with which it does business.

CNS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, CNS, a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Concentrations

The company has revenue concentrations; the firm specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D – ACCOUNTS RECEIVABLE

The accounts receivable consists of amounts due from clearing broker, $1,505.

NOTE E – PREPAID EXPENSES

The amount, $3,852, is comprised of an advance payment to a regulatory agency.

NOTE F – ACCRUED LIABILITIES

The accrued liability is made of amounts due to payroll liabilities, $842.

NOTE G – RELATED PARTY TRANSACTIONS

The Company leases office space from its member, Chris Sifuentes. The office space is shared by CNS Securities, Inc. and CNS Securities Insurance Services, LLC, an affiliated company which is commonly owned by the member.

CNS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE H – RENT

The Company leases office space from its member. The amount of rent under this arrangement in December 31, 2015 was $12,200.00 for the year.

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE J – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Schedule I

CNS Securities, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2014

Computation of Net Capital

Total stockholders' equity qualified for net capital	$	24,555
Deductions / charges		
Non-allowable assets:		
Advances		7
Prepaid expenses		3,852
Total deductions / charges		3,859
Net Capital before haircuts on securities positions		20,696
Haircuts on securities:		
Money market funds		314
Net Capital	$	20,382
Aggregate indebtedness		
Accounts payable	$	-
Accrued expenses		842
Total aggregate indebtedness	$	842
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	15,382
Ratio of aggregate indebtedness to net capital		.04 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by CNS Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

Schedule I, continued

CNS Securities, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2014

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying report of independent registered public accounting firm.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
CNS Securities, LLC
1651 N. Collins
Suite 160
Richardson, TX 75080

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) CNS Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CNS Securities, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) CNS Securities, LLC stated that CNS Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CNS Securities, LLC's 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CNS Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Securities, LLC

February 25, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson,

Please be advised that CNS Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. CNS Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. CNS Securities, Inc.'s past business has been of similar nature and has complied to this exemption since it began business in June 2004.

I, Chris Sifuentes, the President & CEO of CNS Securities, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

I, Chris Sifuentes, have been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected CNS Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (972) 644-6464.

Very truly yours,

Chris Sifuentes
President & CEO

CNS Securities, LLC • 191 Old Perrin Rd. Suite 101 • Sherman TX 75092
(972) 644-6464 • Fax (972)-644-3111
Member FINRA/SIPC